Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On August 16, 2000, NiSource issued the Interim Report For the Three, Six and Twelve Months Ended June 30, 2000 to NiSource shareholders. The text of the interim report is set forth below.

                           TEXT OF INTERIM REPORT
                               AUGUST 16, 2000


   [NiSource logo]

   Creating the Premier Competitor

   Momentum Builds on

        *    Approvals
        *    Leadership
        *    Integration

   INTERIM REPORT FOR THE THREE, SIX AND TWELVE MONTHS ENDED JUNE 30, 2000

   BOARD DELCARES DIVIDEND

   Your Board of Directors, on May 23, declared a quarterly common share dividend payment of:

                               $.27 per share

   payable on:

                               August 18, 2000

   to shareholders of record at the close of the business day on:

                                July 31, 2000

   Enclosed is your quarterly dividend check. Enrollment information for electronic deposit of dividends is contained on the reverse side of the check stub. Dividend Reinvestment Plan information and account maintenance is located in the top right-hand corner of the stub.

   If you are reinvesting your common share dividends in our Automatic Dividend Reinvestment and Share Purchase Plan, no dividend check is enclosed.

   Regularly updated information and news about NiSource is available on our Internet site, www.nisource.com.








   [Bar Chart depicting Six Months Basic Earnings Five-year Comparison per Share]

   1996 ....... $0.73
   1997 ....... $0.80
   1998 ....... $0.73
   1999 ....... $0.80
   2000 ....... $0.84


   SHAREHOLDER INFORMATION

   Shareholders with questions about NiSource Inc. or those seeking information concerning their individual holdings can telephone, mail or e-mail us at:

   Local (Northwest Indiana) Toll-
   free Calling Area                       219-853-5700
   General Toll-Free Calling Area          800-348-6466
   Corporate Address                       801 East 86th Avenue
                                           Merrillville, Indiana 46410
   Internet Site:                          www.nisource.com


   NISOURCE MARKS EXCELLENT PROGRESS

   Dear Shareholder:

   We are proud to report that NiSource has achieved exceptional results in our efforts to complete our merger with Columbia Energy Group announced just five months ago. NiSource shareholders' overwhelming approval of the merger and that of Columbia's shareholders were critical benchmarks reached in early June. We thank you again for your strong support of our vision for the new NiSource. This is the value-adding expansion strategy we outlined for shareholders five years ago and are actively putting into place today.

   NiSource and Columbia received all nine necessary state regulatory commission actions within a four-month period, a timeframe unmatched in mergers of our size. This reflects both the outstanding teamwork among our organizations and the excellent regulatory relationships held by both companies within the states where we distribute energy. In late July, we received Federal Energy Regulatory Commission merger approval, as well as cleared the waiting period under the Hart-Scott-Rodino Act at the U.S. Department of Justice and Federal Trade Commission.

   We now await Securities and Exchange Commission authorization to complete the $6 billion transaction that will transform NiSource into a super-regional energy powerhouse. We will serve 3.6 million gas and electric customers and directly access the largest and fastest-growing U.S. energy demand corridor, stretching from the Gulf of Mexico to Chicago to New England. Assuming regulatory approvals, we remain confident the transaction will be completed before year-end.





   In order to facilitate our transition to the new NiSource quickly and effectively, on August 1 we announced the key leadership and organizational structure to be in place upon completion of the merger. Your Board of Directors has chosen me to head the new company and retain my title.

   Your Board has designated a strong management team drawing from both companies to lead the following major areas of responsibility (current subsidiary brands will remain solidly in place) for the new company:

   * Catherine G. Abbott, chief executive officer of Columbia Gas Transmission Company and Columbia Gulf Transmission Company, is named president, Pipeline Operations.

   * Patrick J. Mulchay, president of NiSource's Northern Indiana Public Service Company, will become president of Merchant
        Company, our wholesale electric and gas operations, including electric generation and transmission.

   * Jeffrey W. Yundt, president of NiSource's Bay State Gas Company, will be president of Energy Distribution, comprised of all of our local energy distributors.

   [PROJECT COMPASS LOGO]

   *    Mark D. Wyckoff, former NiSource vice president of Human
        Resources who is leading Project Compass, the NiSource/Columbia organizational integration process, will head New Energy Company, developing our emerging distributed generation and electronic commerce technologies.

   * Joseph L. Turner will remain in his position of president of Primary Energy, Inc., the nation's leading developer of on-site industrial power generation.

   * Stephen P. Adik, NiSource senior executive vice president, chief financial officer and treasurer will become vice chairman. Reporting to Adik will be:

   * Michael W. O'Donnell, senior vice president and chief financial officer of Columbia Energy Group, who will become executive vice president and chief financial officer of the new NiSource.

   * Stephen P. Smith, senior vice president and deputy chief financial officer of Columbia and co-leader of Project Compass, will become president, Business Services, our administrative and shared services functions.

   * James M. Clarke, NiSource vice president of Risk Management and Capital Allocation, will continue in that role.







   This team's extraordinary experience, talent and energy will enable us to immediately pass the baton as our merger is completed, delivering to our customers and shareholders the maximum value from our strategic combination of brands and other assets.

   On July 28, your company reported basic earnings per common share of 84 cents for the six months ended June 30, 2000, a 5 percent increase from the same period a year ago, despite a warmer winter and cooler summer. Net income for this six-month period was $103.0 million, an increase of $3.5 million from the same period a year ago.

   Stronger operating results and continued customer growth from NiSource's natural gas, electric and water distribution businesses contributed to the improved earnings, which were partially offset by increased interest charges related to the Bay State Gas and EnergyUSA-TPC acquisitions.*

   Second-quarter basic earnings per average common share improved 5.5 percent to 19 cents. Continued customer growth along with improved operating results from the company's natural gas, electric, water distribution and cogeneration facility operations were partially offset by the aforementioned interest charges.

   The evolving energy marketplace offers virtually unlimited opportunities for growth and innovation. As we successfully move through our merger approval and integration processes, we are building an unparalleled organization positioned to capitalize on them: the premier competitor, your company.


   /s/ Gary L. Neale

   Gary L. Neale, Chairman,
   President and Chief Executive Officer
   August 11, 2000

   *Results for the six-month periods ended June 30, 1999 and 2000, are not directly comparable since the current period includes three NiSource subsidiaries acquired during 1999. NiSource established its New England presence when it acquired Bay State Gas Company in February 1999. The natural gas marketing and gas storage units of EnergyUSA-TPC and Market Hub Partners where acquired during 1999. These operations record a significant portion of their revenues during the winter heating season.






NiSOURCE INC.   CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                                            Three Months                Six Months            Twelve Months
                                                           Ended June 30,             Ended June 30,          Ended June 30,
(dollars in thousands, except per share amounts)         2000       1999            2000        1999        2000        1999
                                                        ------     ------          ------      ------      -------    -------
    Operating revenues:
      Gas . . . . . . . . . . . . . . . .. . . . . . $  562,534   $  308,636   $1,289,356  $   862,532   $2,080,274   $1,440,044
      Electric  . . . . . . . . . . . . .. . . . . .    259,177      271,307      514,755      535,749    1,100,044    1,294,502
      Water . . . . . . . . . . . . . . .. . . . . .     24,983       24,031       47,896       44,900      101,379       90,313
      Products & Services . . . . . . . .. . . . . .     76,277       71,373      138,513      123,741      286,477      243,089
                                                     ----------    ----------   ---------- -----------   ---------- ------------
                                                        922,971      675,347    1,990,520    1,566,922    3,568,174    3,067,948
                                                     ----------    ----------   ---------- -----------   ---------- ------------
    Cost of sales:
      Gas costs . . . . . . . . . . . . .. . . . . .    466,201      225,137      985,106      604,727    1,567,837    1,052,847
      Fuel for electric generation and
      power purchased . . . . . . . . . .. . . . . .     63,500       75,053      129,233      155,401      294,741      511,311
      Products & Services . . . . . . . .. . . . . .     44,537       37,022       79,340       62,611      159,413      120,985
                                                     ----------   ----------   ---------- ------------   ---------- ------------
                                                        574,238      337,212    1,193,679      822,739    2,021,991    1,685,143
                                                     ----------   ----------   ---------- ------------   ---------- ------------
    Operating margin:
      Gas . . . . . . . . . . . . . . . .. . . . . .     96,333       83,499      309,250      257,805      512,437      387,197
      Electric  . . . . . . . . . . . . .. . . . . .    195,677      196,254      385,522      380,348      805,303      783,191
      Water . . . . . . . . . . . . . . .. . . . . .     24,983       24,031       47,896       44,900      101,379       90,313
      Products & Services . . . . . . . .. . . . . .     31,740       34,351       59,173       61,130      127,064      122,104
                                                      ---------  -----------  ----------- ------------   ---------- ------------
                                                        348,733      338,135      796,841      744,183    1,546,183    1,382,805
                                                      ---------  -----------  ----------- ------------   ---------- ------------

    Other operating expenses and taxes  .. . . . . .    259,386      253,158      528,586      503,354    1,057,221      916,627
                                                     ---------- ------------  ----------- ------------   ---------- ------------
    Operating Income  . . . . . . . . . .. . . . . .     89,347       84,977      268,255      240,829      488,962      466,178
                                                     ---------- ------------  ----------- ------------   ---------- ------------
    Other income (deductions) . . . . . .. . . . . .    (53,031)     (50,377)    (104,439)     (84,748)    (230,365)    (153,283)
                                                     ---------- ------------  ----------- ------------   ---------- ------------
    Income before income taxes  . . . .  . . . . . .     36,316       34,600      163,816      156,081      258,597      312,895
                                                     ---------- ------------  ----------- ------------   ---------- ------------

    Income taxes  . . . . . . .. . . . . . . . . . .     12,903       11,656       60,787       56,578       94,657      109,673
                                                     ---------- ------------ ------------ ------------ ------------ ------------
    Net income  . . . . . . . . . . . . . . . . .. $     23,413 $     22,944 $    103,029 $     99,503 $    163,940 $    203,222
                                                   ============ ============ ============ ============ ============ ============
verage common shares outstanding - basic . . . .   $120,569,530 $124,951,321 $122,203,747 $123,804,922 $123,545,434 $121,166,275
                                                   ============ ============ ============ ============ ============ ============
    Basic earnings per average common share . . .  $       0.19 $       0.18 $       0.84 $       0.80 $       1.32 $       1.67
                                                   ============ ============ ============ ============ ============ ============
    Diluted earnings per average common share . .  $       0.18 $       0.18 $       0.81 $       0.80 $       1.29 $       1.66
                                                   ============ ============ ============ ============ ============ ============






    Electric sales (megawatt hours) . . . . . . .  $  4,165,655 $  4,439,074 $  8,493,385 $  9,252,106 $ 17,620,258 $ 23,776,299
                                                   ============ ============ ============ ============ ============ ============
    Gas deliveries (dekatherms 000's):

      Regulated Gas Deliveries. . . . . . . . . .        77,131       75,970      210,086      203,683      381,390      334,887
      Gas transmission  . . . . . . . . . . . .           6,507        3,227       11,089       11,726       11,759       10,993
      Wholesale and Marketing Sales . . . . . . .        79,344       73,775      198,207      179,648      381,637      345,092
                                                   ------------ ------------ ------------ ------------ ------------ ------------
    Total Gas Deliveries. . . . . . . . . . . . .       162,982      152,972      419,382      395,057      774,786      690,972
                                                   ============ ============ ============ ============ ============ ============

    Water sales (millions of gallons) . . . . . .        10,961       10,221       20,582       19,534       44,013       41,994
                                                   ============ ============ ============ ============ ============ ============

    Prior year's total operating results are not directly comparable due to the purchase of Bay State Gas Company in
    February 1999 and TPC Corporation in April 1999.


   NOTE TO CONDENSED CONSOLIDATED STATEMENT OF INCOME: Results of the interim periods are not necessarily indicative of the results for any 12-month period due to the seasonal nature of NiSource Inc.'s business.

   TO THE BOARD OF DIRECTORS OF NISOURCE INC.: We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of NiSource Inc. and subsidiaries as of June 30, 2000 and December 31, 1999, and the related consolidated statements of income, common shareholders' equity and cash flows for the three-, six- and 12-month periods ended June 30, 2000 and 1999 (not presented herein) and, in our report dated August 9, 2000, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of income for the three-, six- and 12-month periods ended June 30, 2000 and 1999, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

   Chicago, Illinois                                  Arthur Andersen LLP
   August 9, 2000

   This Condensed Consolidated Statement of Income and the report are not, under any circumstances, to be construed as an offer to sell, or as a solicitation of an offer to buy, securities of NiSource Inc.


             This report contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of actions of the federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the report.

             In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 25, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders can receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.

             Information concerning the identity of the participants in the solicitation of proxies by the NiSource Inc. and Columbia Energy Group boards of directors and their direct or indirect interests, by security holdings or otherwise, may be obtained from the secretary of NiSource Inc., or the secretary of Columbia Energy Group, as the case may be, at the addresses listed above.